January 23, 2006
VIA EDGAR AND COURIER
Ms. Amit Pande
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

Re:	Citizens First Bancorp, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2004 File No. 000-32041
Dear Ms. Pande:
     This letter is provided in connection with the review letters from your office dated September 2, 2005, September 22, 2005, December 21, 2005 and telephone conversations with Staff from the United States Securities and Exchange Commission (Staff) on January 19 and 20, 2006 regarding the filings referenced above. Please note that comments in this letter should be reviewed in conjunction with our letters dated September 16, 2005, October 4, 2005 and January 6, 2006.
     Conversations with Staff concentrated on obtaining a prediction of the 12 month Libor Rate (the Rate) and our expectation of the rate when the Freddie Mac equity preferred stock investment (FHLMC Pfd N) reprices on April 1, 2006.
     It is management’s and our investment advisor’s opinion that the best way to look at forward rates for the Rate is to look at the Federal Funds Futures (FFF) rates. Based upon our analysis, the table below lists the FFF rates, in addition to our analysis. We analyzed the historical spread between the 12 month Libor and the FFF rates. The average spread during the time period from July 2005 and current and January 2000 and current is approximately 72 and 42 basis points, respectively. In a rising rate environment, which we believe we are currently experiencing, the Rate typically leads the FFF rates. We used the conservative spread, 42 basis points, as an indicator of what we expect the Rate to be on April 2006, all other things being equal, which yields a forecasted Rate of 5.067%. We note that this is well above 4.50%, the Rate on May 23, 2001.

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Implied 12 Month LIBOR Rates
	Fed	12 mo		Fed Funds	Implied
Date	Funds	LIBOR		Futures	12m LIBOR
4/06				4.65	5.067283	0.42
3/06				4.51	4.927283	0.42
2/06				4.49	4.907283	0.42
1/06	4.2500	4.8400	0.5900	4.27	4.687283	0.42
12/05	4.0000	4.8388	0.8388
11/05	4.0000	4.7900	0.7900
10/05	4.0000	4.7200	0.7200
9/05	4.0000	4.4400	0.4400
8/05	3.7500	4.2400	0.4900
7/05	3.2500	4.1625	0.9125
6/05	3.3750	3.8800	0.5050
5/05	3.1250	3.7800	0.6550
4/05	3.0000	3.6863	0.6863
3/05	3.0000	3.8450	0.8450
2/05	2.5000	3.5300	1.0300
1/05	2.3750	3.2613	0.8863

		Avg Spd.	0.72

	Avg Spd 7/05 - 1/06		0.7249
	Avg Spd 1/00 - 1/06		0.417283
     Management continues to provide updates to ALCO, the Board of Directors, our auditors, and the Audit Committee via news articles and other pertinent data to support our analysis.
     We would appreciate receiving any additional comments which the Staff may have at your earliest possible convenience. Please direct any further comments to the undersigned or Michael D. Luna at (810) 990-1550.

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Very truly yours,
CITIZENS FIRST BANCORP, INC.

Timothy D. Regan
Chief Financial Officer

cc:	Marshall J. Campbell, Citizens First Bancorp, Inc. Christopher A. Kellerman, Chairman, Audit Committee, Citizens First Bancorp, Inc.

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